
06017654

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

03 October 2006


SEC MAIL
RECEIVED
PROCESSING
OCT 2006
WASH. D.C.
213
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

10/25

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

28 SEPTEMBER TO 03 OCTOBER 2006

258	28/09/2006 : 13:40:00	Smiths Group PLC - Additional Listing
259	29/09/2006 : 11:13:00	Smiths Group PLC - Additional Listing
260	27/09/2006 : 09:15:00	Smiths Group PLC - Additional Listing
261	02/10/2006 : 11:38:00	Smiths Group PLC - Additional Listing
262	02/10/2006 : 17:26:00	Smiths Group PLC - Director/PDMR shareholding
263	02/10/2006 : 11:38:00	Smiths Group PLC - Additional Listing

Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	13:40 28-Sep-06
Number	6353J

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	11:13 29-Sep-06
Number	7017J

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	11:38 02-Oct-06
Number	7829J

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	17:26 02-Oct-06
Number	8323J

smiths

2 OCTOBER 2006

DR 3.1.4R(1)
NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
   MR KEITH OLIVER BUTLER-WHEELHOUSE
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: N/A
8. State the nature of the transaction: AWARD UNDER THE SMITHS GROUP PERFORMANCE SHARE PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 29 SEPTEMBER 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction 29 SEPTEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 29 SEPTEMBER 2006 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE AWARD WILL VEST ON 25 OCTOBER 2009 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES – 140,547
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification: TOTAL PLAN AWARDS OVER 421,488 SHARES

23. Any additional information:
VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED

24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 02 OCTOBER 2006

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director:*
   DR JOHN FERRIE, CBE
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: N/A
8. State the nature of the transaction: AWARD UNDER THE SMITHS GROUP PERFORMANCE SHARE PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 29 SEPTEMBER 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction 29 SEPTEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 29 SEPTEMBER 2006 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE AWARD WILL VEST ON 25 OCTOBER 2009 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES – 67,502
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification: TOTAL PLAN AWARDS OVER 203,194 SHARES
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 02 OCTOBER 2006

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1) (b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*.
   MR JOHN LANGSTON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: N/A
8. State the nature of the transaction: AWARD UNDER THE SMITHS GROUP PERFORMANCE SHARE PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 29 SEPTEMBER 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction 29 SEPTEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 29 SEPTEMBER 2006 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE AWARD WILL VEST ON 25 OCTOBER 2009 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES – 66,927
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification: TOTAL PLAN AWARDS OVER 191,152 SHARES
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 02 OCTOBER 2006

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1) (b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):

DISCLOSURE RELATING TO A DIRECTOR

3. Name of *person discharging managerial responsibilities/director*:
   MR DAVID PETER LILLYCROP
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: N/A
8 State the nature of the transaction: AWARD UNDER THE SMITHS GROUP PERFORMANCE SHARE PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 29 SEPTEMBER 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction 29 SEPTEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 29 SEPTEMBER 2006 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE AWARD WILL VEST ON 25 OCTOBER 2009 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES – 60,090
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification: TOTAL PLAN AWARDS OVER 178,582 SHARES
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 02 OCTOBER 2006

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*: SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1) (b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY
3. Name of *person discharging managerial responsibilities/director*:

MR PAUL R COX

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: N/A
8 State the nature of the transaction: AWARD UNDER THE SMITHS GROUP PERFORMANCE SHARE PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 29 SEPTEMBER 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction 29 SEPTEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 29 SEPTEMBER 2006 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE AWARD WILL VEST ON 25 OCTOBER 2009 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES – 46,012
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification: TOTAL PLAN AWARDS OVER 76,334 SHARES
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 02 OCTOBER 2006

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); *or* (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY
3. Name of *person discharging managerial responsibilities/director.*
   MR STEPHEN PHIPSON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:

NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE PERSON NAMED IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: N/A
8 State the nature of the transaction: AWARD UNDER THE SMITHS GROUP PERFORMANCE SHARE PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 29 SEPTEMBER 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction 29 SEPTEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 29 SEPTEMBER 2006 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE AWARD WILL VEST ON 25 OCTOBER 2009 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES – 53,876
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures *over which options held following notification*: TOTAL PLAN AWARDS OVER 147,084 SHARES
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 02 OCTOBER 2006

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY
3. Name of *person discharging managerial responsibilities/director*:
   MR SRINIVASAN SESHADRI
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION OF A CONTINGENT INTEREST AWARDED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: N/A
8 State the nature of the transaction: AWARD UNDER THE SMITHS GROUP PERFORMANCE SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 29 SEPTEMBER 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction 29 SEPTEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 29 SEPTEMBER 2006 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE AWARD WILL VEST ON 25 OCTOBER 2009 (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number): ORDINARY SHARES – 52,705
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification: TOTAL PLAN AWARDS OVER 52,705 SHARES
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 02 OCTOBER 2006

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:53 03-Oct-06
Number	8485J

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

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